

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 17, 2007

By facsimile and U.S. Mail

Mr. Wayne A. Palladino
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, NY 10036

> **Re:** **Pzena Investment Management, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed August 6, 2007**
> **File No. 333-143660**

Dear Mr. Palladino:

We reviewed the filing and have the comments below.

Summary Selected Historical Consolidated and Pro Forma Financial Data, page 11

1. You disclosed on page 46 that you presented pro forma adjustments as if the adjustments occurred at the beginning of the fiscal year. However, on page 11, you disclosed that you presented pro forma adjustments with respect to the interim period statement of operations as if they had occurred at the beginning of the interim period rather than the fiscal year. Please refer to S-X 11-02(b)(6) and revise your disclosure as necessary.

Financial Statements

For the year ended December 31, 2006

Note 8 – Compensation, page F-19

2. We have read your response to prior comment 7. Please address the following:

- In your valuation report there is a public trading fair value at the high end of the range on page 2 that is inconsistent with the estimated equity valuation range based on a discounted cash flow analysis on page 13. Please revise the estimated mid-point of fair value based on the fair value in the detailed discounted cash flow analysis or reconcile this difference for us. Please be sure to provide us with an explanation for this discrepancy.

- Please tell us how you determined what appears to be a discount for lack of marketability of 25%. Please tell us in a comprehensive manner the company-specific, industry-related and economic-related factors considered in determining this discount. Please also quantify and summarize for us how this discount was determined. As part of your response please tell us how the assumed discount for lack of marketability factored in the following:

  1. that you were an established entity with a history of profitable operations generating positive cash flows from operations, and
  2. the future marketability of the shares of common stock given the pending initial public offering.

3. Please provide us with a schedule of all unit-based compensation issued by Pzena Investment Management, LLC from January 1, 2006 through the date of your response. Your schedule should indicate the estimated fair market value, as defined by SFAS 123R, used to value each issuance. Please supplement your response with a narrative explanation of the changes in the per unit valuation over time. In particular, please provide sufficient detail for us to understand the increase in value from the UBS estimate of approximately $66 per unit as of December 31, 2006 to the per unit value implied by the $19 per share value currently estimated as the mid-point of the offering range for shares of Pzena Investment Management, Inc., which will own 10% of the LLC.

Closing

File an amendment to the registration statement in response to the comments. To expedite our review, Pzena may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Pzena thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Scott Watkinson, Staff Accountant, at (202) 551-3741. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Richard B. Aftanas, Esq.
        Ralph Arditi, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        4 Times Square
        New York, NY 10036

        Vincent Pagano Jr., Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017